FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16

of the Securities Exchange Act of 1934

April 12, 2006

000-51643

(Commission File Number)

PIXELPLUS CO., LTD.

(Translation of registrant’s name into English)

5th Floor, Intellige I, KINS Tower

25-1 Jeongja-dong, Bundang-gu, Seongnam-si

Gyeonggi-do 463-811, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(1);  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7);  ☐

Indicate by check mark whether by furnishing the information contained on this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

On April 11, 2006, Pixelplus Co., Ltd. (the “Company”) issued a press release which is furnished as Exhibit 99.1 to this report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PIXELPLUS CO., LTD.

By:	/s/ Moon Sung Kim
Name:	Moon Sung Kim
Title:	Chief Financial Officer

Date: April 12, 2006

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press release dated April 11, 2006 regarding the Company’s corporate announcements

Exhibit 99.1

Press Release

Pixelplus Issues Corporate Announcements

Tuesday April 11, 2006

SEOUL, South Korea, April 11 /PRNewswire-FirstCall/ — Pixelplus Co., Ltd. (Nasdaq: PXPL - News), a leading fabless semiconductor company that designs, develops and markets complementary metal oxide semiconductor (CMOS) image sensors for various consumer electronics applications, today announced that in connection with the work completed to date on its fiscal year-end 2005 audit, it has decided, pursuant to discussions with its independent auditors, that Pixelplus Technology Inc. (“PTI”), a Taiwan affiliate, should be recognized as a consolidated subsidiary commencing fiscal year 2005. Accordingly, Pixelplus’ audited financial statements for the fiscal year 2005 will consolidate PTI’s results of operation. Pixelplus had previously used the equity method to account for its investment in PTI. Other than with respect to the Company’s fourth quarter results to be corrected as described below, Pixelplus believes that the impact resulting from the change in the accounting method will not be material to the financial results of the Company for the first three quarters of fiscal year 2005. However, as the Company’s management and Audit Committee are continuing their evaluation of the accounting change and the Company’s independent outside auditors are continuing its audit of the Company’s 2005 financial statements, the final impact on the Company’s previously reported 2005 unaudited financial results is uncertain at this time. The Company expects that its independent outside auditors will complete its year-end audit for fiscal year 2005 by mid-May, 2006, at which time the Company plans to release its 2005 year-end financial results.

As a result of the foregoing accounting change, Pixelplus also today announced that its Audit Committee, working with the Company’s management, has determined that the Company’s previously announced unaudited financial results for the fourth quarter of fiscal year 2005 and for the fiscal year 2005 will need to be corrected. Previously issued earnings releases and similar communications relating to the results for those financial periods should no longer be relied upon. The proposed correction primarily relates to the Company’s revenue recognition accounting for US$4.86 million in sales to PTI during the fourth quarter of 2005. Because PTI will be treated as a consolidated subsidiary for the purposes of the audited financial statements for fiscal year 2005, the Company’s sales to PTI will not be recognized as revenues. As a result of the consolidation, all of PTI’s revenues for fiscal year 2005 will be consolidated with the Company’s revenues. Compared with previously announced unaudited financial results, Pixelplus’ revenues for the fourth quarter of fiscal year 2005 and for the fiscal year 2005 is expected to be reduced by approximately US$3.7 million and US$2.5 million, respectively, as a result of such correction.

While the Company’s fourth quarter sales to PTI will not be recognized due to consolidation, the Company and its auditors are of the preliminary view that, even under the previous equity method, the Company should not have recognized its sales to PTI as revenue in the fourth quarter of 2005 due to newly considered uncertainties as to the collectibility of the sales.

Pixelplus also today announced that based upon the newly considered information regarding the structure of the board of directors of PTI, the Company now believes that it controls PTI. Pursuant to the special shareholder’s meeting held on August 27, 2004, Seo Kyu Lee, Chief Executive Officer of Pixelplus, and Ou Seb Lee, President of Pixelplus Shanghai, Inc., were elected to the board of PTI. Also, according to the Shareholder’s Agreement dated June 1, 2005, by and among Yo Chih Huang of PTI, Kuo Ling You of PTI, Pixelplus and other shareholders, the Company is entitled to elect two out of three directors.

Pixelplus further today announced that based upon preliminary data, it anticipates that revenues for the first quarter ending March 31, 2006 will be below previously stated expectations. At this point in time, Pixelplus has not completed its quarter-end close process and independent auditor review, and so, the Company is providing only an estimated range of preliminary financial results for revenue for the quarter. The Company expects first quarter revenue to be between US$11.5 million and US$12.5 million under the newly adopted consolidation method, compared to the Company’s previous outlook of approximately US$14.7 million. Under the previous equity method, the Company expects first quarter revenue to be between US$9.5 million and US$10.5 million.

The lower-than-expected revenues are primarily due to weaker-than-expected sales of the Company’s products to certain camera module assembly customers in China.

Gross margin is expected to be below projections, which is primarily a result of the Company’s lower-than-expected revenues in the first quarter of 2006 and lower-than-expected yield of our products manufactured at the Company’s primary outside manufacturer.

“We are disappointed with our preliminary financial results for the first quarter,” said Seo Kyu Lee, Chief Executive Officer of Pixelplus. “We were not able to promptly react to the weaker-than-expected demand from certain of our camera module assembly customers in China. We are taking aggressive steps to improve our results from the China market by continuing to diversify our module assembly customer base, thereby becoming less dependent on a limited number of module-makers.”

The Company plans to release its quarterly financial results for the period ending March 31, 2006 and host a conference call after the market closes in mid-May, 2006.

Pixelplus will hold an investor conference call at 9:00 AM (New York) / 2:00 PM (London) / 9:00 PM (Hong Kong/Singapore) / 10:00 PM (Seoul/Tokyo) on Wednesday, April 12, 2006. To access the Pixelplus investor call, please dial one of the following numbers: +1 718 354 1158 (US participants toll) / +44 (0)20 7138 0808 (UK participants toll) / +81 (0)3 3570 8242 (Japan participants toll). To obtain replay details for the call, available for a limited time, please contact Taylor Rafferty at the numbers provided below.

About Pixelplus Co., Ltd.

Pixelplus is a South Korea-based developer of high-performance, high-resolution and cost-effective CMOS image sensors for use primarily in mobile camera phones. In addition to mobile phones, Pixelplus provides CMOS image sensors for use in personal computer cameras and surveillance system applications. As a fabless semiconductor company, Pixelplus is focused on creating proprietary design technologies to develop image sensors with sharp, colorful and enhanced image quality, size efficiency and low power consumption.

Forward Looking Statement

This press release contains certain statements that are not historical in nature but are “forward-looking statements” within the meaning of the “safe- harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally can be identified by the use of forward- looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “project,” or “continue” or the negative of such words or other similar words. Pixelplus cautions readers that forward-looking statements are based on the Company’s current expectations, estimates and assumptions about our company and our industry, and are subject to a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Investors are directed to Pixelplus’ reports and documents filed from time to time with the US Securities and Exchange Commission for a description of various factors that should be considered before investing in Pixelplus securities. These factors may cause Pixelplus’ results to differ materially from the forward-looking statements made in this release. The forward-looking statements speak only as of the date of this press release and Pixelplus assumes no duty or obligation to update them to reflect new, changing or unanticipated events or circumstances.

Contact:

Shane Y. Hong

Pixelplus Co., Ltd.

5th Floor, Intellige I, KINS Tower

25-1 Jeongja-dong, Bundang-gu, Seongnam-si

Gyeonggi-do 463-811, Republic of Korea

+82-31-600-5300

OR

Taylor Rafferty:

London - Erin Gordon at +44 (0)20 7614 2900

New York - Luis Severiano at +1 212 889 4350

Seoul - Min Kim at +82 (0)2 2000 5753

Tokyo - Yuhau Lin at +81 (0)3 5444 2730

Email pixelplus@taylor-rafferty.com

Source: Pixelplus Co., Ltd.